Exhibit 99.6

Date: March 20, 2016

To:

Meitav Dash Trusts Ltd. (the “Trustee”)

Dear Sir/Madam,

I the undersigned, Mr. Alexander Aurovsky, hereby appoint you as trustee in accordance with Section 103T of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”) and the provisions of a tax ruling obtained from the Israel Tax Authority (the “ITA”) on December 17, 2015 (as may be amended form time to time, the “Ruling”), and request that you shall hold for me in trust 8,106,634 shares, par value $0.0001 each, of Ability Inc. (the “Company”), (the “Shares”) subject to the following instructions, terms and conditions:

1.	I agree and acknowledge, and as a trustee you hereby undertake, that you will hold the Shares in accordance with the provisions of Section 103T of the Ordinance and the provisions of the Ruling, including any clarifications which may be received from the ITA with respect to the Ruling. I and you undertake to execute any document required by the Ruling.

2.	Exhibit A sets forth the following details: name of shareholder, ID number, amount of shares held by the shareholder, purchase price.

3.	You shall hold the Shares in trust for my benefit, safeguard and treat the Shares as a trust fund in accordance with the provisions of this letter agreement, separately from your own assets and all other assets under your management. You shall not pledge or encumber the Shares in any manner for your own account, shall not permit any person to have access to the Shares, and shall maintain security measures in accordance with reasonable professional standards in order to prevent unauthorized access to the Shares. Unless otherwise required by the Ruling, you shall hold the Shares and act solely in accordance with our written instructions.

4.	I may give you instructions in writing with regard to the holding, the sale and the transfer of the Shares you hold for my benefit, all subject to the restrictions set forth in the Ruling. Any instructions should be provided in writing during customary business hours, and the Trustee shall use its best efforts to process any request regarding a sale, transfer or other disposition of the Shares as soon as practicable thereafter and in any event within one (1) business day, and any other request within reasonable time.

5.	It is my sole responsibility to send you written notification regarding any change in ownership of the Shares and/or any change in my contact information and/or bank account information.

6.	I am solely responsible for payment of any tax or other expense relating to my Shares, their holding in trust, their sale or transfer to or from the trust.

7.	I shall transfer to you any documentation that you may reasonably require in connection with the holding, transfer or sale of my Shares. If you are required to pay any payments in connection with any Shares, I shall transfer such payment to you within five (5) business days from the day you requested such payment and subject to receiving from us any and all requested documents.

8.	You shall not transfer the Shares to any person or entity except as permitted under the Ruling. In any case I provide you with a request to sell, transfer or dispose the Shares, you shall promptly provide notice thereof to Mr. Anatoly Hurgin (the “Beneficiary”), and if you believe that such request may lead to a breach of the provisions of Section 103T and the terms of the Ruling, you shall notify the Beneficiary of such concern and in any event refrain from taking any action with respect to such sale, transfer or disposition, and in such case your sole obligation shall be to keep safely the Shares in trust until you shall be directed otherwise in writing by an order of a competent court or by a ruling or other determination of the ITA (a copy of which order and/or ruling shall be provided to the Beneficiary prior to taking any action with respect to the Shares).

9.	In case of a sale, transfer or other disposition of the Shares or payment of dividend on the Shares, unless I provide you with a valid tax withholding exemption or other certificate or ruling for a reduced tax rate obtained from the ITA with respect to the sale of my Shares to your reasonable satisfaction, you may deduct and withhold any taxes required under the Ruling from the proceeds of such disposition, provided that you timely transfer such taxes to the ITA and you provide me with evidence of tax payments so made by you. You shall not make any deductions of taxes owing to any country other than Israel.

10.	In the event you shall receive, as the record holder of the Shares or otherwise, any dividends or other distributions, in cash or in kind, on account of the Shares, you shall provide notice thereof to me and distribute or hold such dividends in trust, as part of the Shares, as per my instructions, in accordance with the Ruling and this letter agreement. In the event of dividend distribution by you according to my instructions, section 3.13 of the Ruling shall apply.

11.	Concurrently with the execution of this letter agreement, you shall grant me an irrevocable proxy and power of attorney allowing me to take any and all actions in connection with the Shares, including (without limitation) for the purpose of receiving information and participation in shareholder general and class meetings and voting or providing shareholders written consents. Without derogating from the foregoing, and unless otherwise instructed by me in advance and in writing, you hereby irrevocably confirm that you shall not be entitled to exercise, and you hereby irrevocably and unconditionally assign to me, any rights of a shareholder with respect to the Shares, including, without limitations, any rights to transfer or dispose such Shares, pre-emptive, first refusal or tag along rights and any other rights granted under applicable law or the incorporation documents of the company.

12.	For your services in this trust, I shall pay you a fee as detailed in Appendix A. In addition, I shall pay you any reasonable out of pocket costs and expenses incurred by you in the opening and maintaining an account in my name, and in the sale or transfer of the Shares, in each case against receipts and valid invoices, and provided such costs and expenses were approved in advance and in writing by me.

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13.	You will not be obliged to act in any way that will inflict upon you any costs or expenses, unless you receive confirmation from me that such expense will be promptly and fully reimbursed.

14.	In the performance of your duties according to this letter agreement you will exercise good faith. You will not be liable for any act or omission, provided that you have acted in good faith within the scope of this letter agreement, and unless such acts or omissions were perpetrated fraudulently or maliciously, or constitute gross negligence.

15.	I hereby agree to hold you harmless and to defend you against any direct claim arising from or in connection with your actions or omissions as trustee, provided that you have acted in good faith and in accordance with the terms of this letter agreement, and unless such acts or omissions were perpetrated fraudulently or maliciously, or constitute gross negligence or a material breach of this letter agreement.

16.	I hereby agree to indemnify you for any direct loss, demand, damage, cost or other expense (including reasonable legal fees) (collectively “Damages”) that you will suffer directly as a result of any act or omission that you will commit in the course of acting as trustee, including, without limitation, any Damages resulting from any civil and/or criminal proceedings, including reasonable attorney’s and any professional advisor’s fees, provided you have acted in good faith and in accordance with this letter agreement and unless such acts or omissions were perpetrated fraudulently or maliciously, or constitute gross negligence or a material breach of this letter agreement.

17.	You shall deliver to me copies of any notice or other information or materials received by you with respect to the Shares or in your capacity as the holder of the Shares, within reasonable time from receipt.

18.	You hereby acknowledge that you may be reasonably required, as the record holder of the Shares, to execute, deliver and/or file certain forms or other filings or notices with applicable governmental authorities in the jurisdiction in which I am resident and in the jurisdiction where the Company is incorporated; and you hereby agree to so execute, deliver and file, at my expense and in accordance with my written instructions, such forms, filings and notices in a timely and duly manner.

19.	Any addition or modification to these instructions or the termination of same can be made only by written instructions signed by me.

20.	You shall be entitled to assume as being genuine any written document, including any instruction, notice, request, consent or approval purported to be given by any person or entity, which you shall believe in good faith to have been so given.

21.	I may contact you at the following email: benefit@mtds.co.il (at the attention of Leeyah Barak Abadi and Rafik Abd Alhai), and any written notice delivered to such contact details shall be deemed delivered upon electronic transmission.

22.	You may not assign or transfer this letter agreement or any right or obligation hereunder without our prior written consent.

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23.	No creditor of yours will have any rights in or to the Shares so long as they remain subject to the terms of this letter agreement.

24.	The Trusteeship created by this letter agreement shall remain in effect as long as the Shares are held by you. Subject to the provisions of the Ruling, I shall be entitled to terminate this letter agreement at such time as I see fit by giving you a fifteen (15) days prior written notice. In such case, you shall return the Shares to me (or if a successor assumes the trust in your replacement, you shall continue to hold the Shares in trust until such successor receives delivery of the Shares from you). You shall further be required to execute and deliver any document and instrument reasonably required in connection with the transfer of the Shares (to me or to any other person at my instruction), including, without limitation, any share transfer deed and/or notification to, or filing with, any governmental authority.

25.	Since I and the Trustee are executing this letter agreement in connection with the Ruling, we acknowledge that each the Beneficiary is an intended third party beneficiary of this letter agreement.

26.	You shall hold the information you may obtain pursuant to, or as a result of, this letter agreement, including its existence and the terms hereof, in confidence and not disclose it to any other person.

27.	This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Israel. Each of us hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of the competent courts located in Tel Aviv-Jaffa, Israel.

Alexander Aurovsky

Signature:	/s/ Alexander Aurovsky

We accept our appointment as trustee for the Shares and undertake to hold such Shares in trust for your benefit, and act in accordance with the terms of this letter agreement and the terms of the Ruling and any instructions of the ITA related thereto.

Meitav Dash Trusts Ltd.

Signature:	/s/ Meitav Dash Trusts Ltd

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Appendix A

Scope of Services

I.	Trust Services and Compliance Solution

●	Assuming responsibility of a Trustee pursuant to section 103 of the Israeli Tax Ordinance (“Section 103”);

●	Opening a Trust bank/broker account;

●	Holding in trust, shares through a Trust bank account and/or Trustee’s safe;

●	Performing supervision over tax withholdings in accordance with the provisions of Section 103;

●	Filing annual individual reports to Taxpayer Forms 856/857

●	Filing annual reports for the Client’s total award status

II	Stock Administration Services

●	Administrating and maintaining shares,

●	Access to System for all shareholders, Client’s Contact person limited to one, unless specifically requested.

●	Opening an Online Account for each shareholder.

●	Monitoring and Managing all Change in Capital event such as M&A, Stock Split, dividend allocation etc.

●	Periodical transaction reports, including client’s summary report, shareholder transaction report and tax reporting;

III.	Brokerage and Clearing services.

●	Execution of all sale transaction in any stock exchange worldwide,

●	Handling allocation of Stocks’ rights to the current Online Account to update stocks holdings

●	Disbursement of Funds for any sales proceeds,

●	Dividend Distribution allocation and Disbursement,

●	Multiple settlement, distribution – company, shareholder and tax authorities;

IV.	Any Other Services

●	Generating customized reports to fit all the client’s needs, to be determined upon need of service and would vary based on complexity of report.

Meitav Dash Benefits Ltd.

30 Sheshet Ha-Yamim Rd., Champion Tower, Bnei Brak, Israel 5112303 | Phone: ●3366 | www.meitavdash.co.il

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●	Ability to maximize net profit by performing sales for big blocks, Operation and/or Brokerage fees would be charged as a percentage of sale, to be determined upon need of this service

●	Assistance with ITA’s Ruling and share holders’ document gathering,

Annual Fees:

Trust & Stock Administration Services	6000 NIS per year

Transfer Fee’s:

Sell commission:	0.10% per execution

Release commission:	No Charge

Processing fee including wire transfer within the Israeli banking system:

In NIS: 20 NIS

In USD: 20 USD

Bank Charges:	No Charge

●	The annual fees will be paid in four equal installments.

●	Brokerage and Clearing Services 0.9 cent per Share.

●	Please note that the above fees do not include Israeli V.A.T.

●	Since the funds are managed in an account with Meitav Dash Group, which is a related party of the Trustee, Meitav Group may benefit from managing the account.

●	Customer acknowledges and agrees that all information submitted to the company may be used by Meitav Dash Group for purposes of, but not limited to, marketing and offering its products & services.

Meitav Dash Benefits Ltd.

30 Sheshet Ha-Yamim Rd., Champion Tower, Bnei Brak, Israel 5112303 | Phone: ●3366 | www.meitavdash.co.il

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